SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated May 10, 2005

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: May 10, 2005	By:	/s/ FABRIZIO NARDI

Name Fabrizio Nardi
Title Director, Investor Relations

DUCATI MOTOR HOLDING SIGNS FINANCING CONTRACT
FOR EURO 100 MILLION

- Spread more than halved-

          Bologna, Italy, May 10, 2005 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, announced that a syndicated loan for a total of Euro 100 million was signed yesterday, May 9, 2005.

          The new financing, organized by Unicredit Banca Mobiliare, will be funded by Unicredit Banca d’Impresa, Banca Intesa, Banca Nazionale del Lavoro, Carisbo, Fortis Bank, Monte dei Paschi di Siena and Banca Popolare di Bergamo to Ducati Motor Holding S.p.A. and Ducati Corse s.r.l., and makes provision for the following credit lines:

a)

a main long-term credit line for a total of Euro 63.6 million, which matures 5 years from the date of signing the financing contract, and a variable interest rate with a 150 basis point spread over the 3-month Euribor;

b)	a revolving credit line for a total of Euro 36.4 million, with a one-year renewable expiry date, and a variable rate with a 120 basis point spread over Euribor.

          The interest rate for both credit lines provides for a step-up/step-down mechanism, subject to Ducati’s economic and financial results.

The financing will be used to:

a)	repay the outstanding Euro 54.2 million of the total initial bond amount of Euro 100 million, with a fixed annual coupon of 6.5% and maturity on May 31, 2005;
b)	other requirements related to the Company’s working capital;
c)	Ducati Corse’s payment of the ‘Ducati Corse’ brand purchase as previously communicated by the Company on November 26, 2004.

          The financing, guaranteed by Ducati Motor Holding S.p.A. and Ducati Corse s.r.l., includes certain restrictions relating to:

-	the distribution of dividends and/or reserves;
-	the sale of Group assets;
-	the issuing of guarantees;
-	third-party loans.

          “The duration of the loan, which guarantees a stable source of funding, and the spread, halved with regard to the maturing bond, confirm the Financial Institutions’ trust in Ducati and its business plan”, commented Enrico D’Onofrio, Ducati’s Chief Financial Officer. “We would like to thank the Banks, under the arrangement of Unicredit Banca Mobiliare, for their financial support”.

          “We are very satisfied with the outcome of the Company’s re-financing operation”, declared Federico Minoli, President and CEO of Ducati. “This financing, with its favourable economic conditions, will allow us to concentrate fully on our product development plans”.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com